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♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

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December 14, 2020

VIA EDGAR

Adam Phippen

Scott Stringer

Division of Corporation Finance

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinduoduo Inc. Form 20-F for Fiscal Year Ended December 31, 2019 Filed on April 24, 2020 File No. 001-38591

Dear Mr. Phippen and Ms. Stringer:

On behalf of our client, Pinduoduo Inc. (the “Company”), we set forth the below responses to the comments contained in the letter dated December 10, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2019 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2019

Item 15. Controls and Procedures, page 136

1.                                      Item 307 of Regulation S-K requires you to disclose the conclusions of the your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. Please confirm that Mr. Huang served as both principal executive officer and principal financial officer when evaluating and concluding effectiveness. If not, please advise how you have met the requirements of Item 307 of Regulation S-K.

In response to the Staff’s comment, the Company confirms that Mr. Huang served as the principal executive officer and performed the functions of the principal financial officer when evaluating and concluding the effectiveness of the Company’s disclosure controls and procedures with respect to Item 15 of 2019 Form 20-F in accordance with Item 307 of Regulation S-K.

Item 19. Exhibits

Exhibits 12.1 and 12.2, page 139

2.                                      Mr. Huang’s title in both Exhibits 12.1 and 12.2 is Chief Executive Officer. Please confirm that Mr. Huang served as both principal executive officer and principal financial officer at the time the certifications were signed. If not, please amend to file a certification for the principal financial officer.

In response to the Staff’s comment, the Company confirms that Mr. Huang served as the principal executive officer and performed the functions of the principal financial officer at the time the referenced certifications were signed.

*          *          *

If you have any additional questions or comments regarding the 2019 20-F, please do not hesitate to contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:                                Lei Chen, Chief Executive Officer, Pinduoduo Inc.

Henry Song, Partner, Ernst & Young Hua Ming LLP